Santo Pita Corporation
Plaza Tania, Rotnulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

March 8, 2011

VIA EDGAR
Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Santo Pita Corporation
Amendment No. 2 on Registration Statement on Form S-1
Filed January 21, 2011
File No. 333-169503

Dear Mr. Reynolds:

We are in receipt of your comment letter dated February 14, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

General

  We note your response to comment four of our letter dated October 18, 2010, and we reissue it. In the adopting release for Rule 419, the Commission said it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Blank Check Offerings. Securities Act Release No. 6932 (Apr. 13, 1992). In light of Natasha Lysiak's prior involvement with Costa Rica Paradise, Inc., please provide a more thorough analysis of why you believe this offering is not subject to Rule 419. Please advise whether Ms. Lysiak or Ms. Feliz Ruiz became involved with or purchased shares in Santo Pita subject to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the company to (or a business combination with) a third party looking to obtain or become a public reporting entity.

  ANSWER: We are not a "blank check company" as defined under Rule 419 of the Securities Act because of the fact that we have an established and specific business plan under execution, and that we are not targeting at any merger or acquisition with any company or entity in the future. In addition, Costa Rica Paradise, Inc. ("Costa Rica") is not currently related to us or Natasha Lysiak of Executive Consulting Services ("ECS"). ECS consults numerous small corporations on matters relating to general registration preparation, bookkeeping matters and is an EDGAR filing services. Prior to the merger of Costa Rica on May 5, 2010, ECS had already terminated its consulting agreement with Costa Rica and was acting solely as its EDGAR filer. ECS no longer provides any consulting services to Costa Rica as of the date thereon. In addition, neither Natasha Lysiak nor ECS has purchased any shares in our company and as previously disclosed in our registration statement, Ms. Felix Ruiz was issued 33,333,333 shares of common stock by us on July 30, 2010 solely in consideration of her $5,000 cash contribution. We have fully disclosed the level of involvement of ECS and its owner Natasha Lysiak in our previous filing and we do not believe our consultants' affiliation with other entity and their independent business transactions constitute the basis to conclude that we are a blank check company.

  We note your response to comment three from our letter dated October 18, 2010. Please delete the reference on page 47 to being profitable within 12 months or revise to provide a basis for the statement.

  ANSWER: We have deleted the reference that our website will be profitable within 12 months.

  Prospectus Summary, page 6

  We note your response to comment five our letter dated October 18, 2010, and reissue it in part. Please revise to provide a thorough discussion of the status of your operations and the steps you need to perform for commercialization. For example, please address:

    Who are the purchasers of your dental kits and whether they need to have or hire persons with dental service experience or certifications. If no special experience or certification is required, please revise to clarify.

    Any additional items necessary for the kiosks to be operational. On page 47, you refer to the Beaming White kits as an "entire system," but it appears the kiosks need additional items such as an electricity source, seating, and other items.

    Your need to hire a marketing firm and what duties would such a firm provide. You should revise your summary, business, and plan of operations sections accordingly.

    How you will obtain dental information for your web portal from dental institutes and associations, the specific sources, and whether any of the information is in the public domain or is copyrighted material.

    Who will provide the software development, sourcing, and distribution of your webcams.

  ANSWER: We have revised to address the above comments and provide additional information.

  We note your response to comments six and 10 of our letter dated October 18, 2010, and we reissue it in part. Please revise here and throughout to clarify what parts of your business and web portal will be operational or functional within the next 12 months and who will operate and maintain the website beyond the developmental stage. Also, please revise your summary to clarify the funds needed and the sources of such funds to implement your business plan.

  ANSWER: We have revised our disclosure to provide such information.

  Risk Factors, page 8

  We note that in risk factor six you indicate that an initial marketing campaign would cost between $5,000 to $10,000, "which we will use from the proceeds of our offering." We note that your registration statement is a resale offering on behalf of your selling shareholders. Please revise or advise. Additionally, please briefly distinguish between hiring a marketing firm and your entire initial marketing campaign, and clarify where appropriate how you will raise required funds.

  ANSWER: We have revised the above risk factor to clarify that we will use the proceeds from our private placement dated July 31, 2010 to financially support our marketing campaign. We have also revised to provide the required distinguishment and the method to raise required funds.

  We note your response to comment seven of our letter dated October 18, 2010, and we reissue it. We are unable to find any revisions in this section that discusses your needs for additional capital.

  ANSWER: We have added a risk factor to provide such information.

  We note your response to comment eight of our letter dated October 18, 2010, and the statement that Ms. Feliz Ruiz "will be able to monitor the controls she will have created and will be accurate in assembling and providing information to investor." Please revise to address the extent to which Executive Consulting Services and Natasha Lysiak will take part in the preparation and filing of the reports.

  ANSWER: We have revised to address the extent to which ECS and Natasha Lysiak will take part in the preparation and filing of the reports.

  Description of Business, page 20

  We note your responses to comments 10 and 15 of our letter dated October 18, 2010. Your revisions on pages 20 and 21 do not sufficiently clarify what activities you have already performed and what activities you anticipate you will need to perform in the near term to commence commercial operations. As a non-exclusive example, on page 27 you describe the selling of USB cameras to patients, but do not indicate what sort of timeframe is involved. In addition to your prospective products and operations, you should also clearly indicate what marketing efforts will be performed within the next 12 months.

  ANSWER: We have revised to clarify activities we have already performed and provide a timeframe for material activities we anticipate to perform in the future.

  We note your response to comment 11 of our letter dated October 18, 2010, and we reissue it in part. Please revise to clarify on page 20 whether you have only purchased a single Beaming White whitening kit. Also, please revise to clarify whether this kit is privately labeled with the DRDIENESBLANCOS brand or whether you have an agreement or order with Beaming White to provide such private labeling. It appears based on Beaming White's website that the company will provide private labeling only for large quantities.

  ANSWER: We have revised our disclosure to clarify such information.

  We note your response to comment 12 of our letter dated October 18, 2010, and reissue it in part. Your revised disclosure on page 20 indicates that "[c]ompetition is encouraged as it just allows us to validate the market demand for teeth whitening." Please revise to balance this disclosure and indicate possible negative consequences of competition. For example, it appears that there are low barriers to entry and competitors could reduce the number of outlets available for the Company to provide teeth whitening services.

  ANSWER: We have revised to provide that competition could prevent us from selling fewer franchises and in turn reduce our potential revenues.

  We note your response to comment 14 of our letter dated October 18, 2010, and we reissue it. We note that Exhibit 10.3, your letter agreement with your website developer Deutron Technologies (P) Ltd. does not describe any of the functions listed in the first paragraph of page 20 concerning your video to video consultations and patient monitoring software. Please revise to clarify what features of your web portal you anticipate will be functional at the end of the second quarter of 2011 and when, or if, the features listed on pages 20, 26 and 27 will be functional. Please also clarify whether your agreement with Deutron includes these features.

  ANSWER: We have revised to describe the services Deutron Technologies (P) Ltd. will provide for us.

  On pages 21 and 25, you indicate that your teeth whitening business will be to sell Beaming White kits or kiosks to sales, spas, dentists, mall kiosks, hotels, and gyms, but later on page 25 you indicate you will hire dental students to operate the machines. Please revise to clarify your business, as it is unclear whether you will be a distributor of
  Beaming White products or if you intend to operate Company-owned or customer-owned whitening kits. Further, on page six you indicate that franchises will be sold. Please revise to clarify how you will achieve this and whether this would conflict with any agreement or terms of use with Beaming White.

  ANSWER: We have revised to clarify this part of our business in the registration statement.

  Management Discussion and Analysis, page 45

  Plan of Operation, page 45

  We note your response to comment 20 of our letter dated October 18, 2010, and we reissue it. Your business plan does not describe much of the activities that underlie the expenditures in your table on page 49. Please revise to reconcile.

  ANSWER: The business plan section has been revised to explain that the expenditure table is intended to describe our anticipated costs for the 12 month period after we sign up with the four franchisees and become a profitable company.

  We note your response to comment 22 of our letter dated October 18, 2010, and we reissue it. As noted in comment 11 above, your description of your website portal in your registration statement does not appear to be consistent with the terms of your agreement with your web portal developer Deutron Technologies (P) Ltd. For example, you indicate your belief that it will cost $7,000 to develop your website, but you disclose you already spent $7,500; your Deutron contract requires additional fees for certain items; you disclose on page 49 that you will spend $10,000 in beta testing; and you will need $35,000 in product testing and servicing costs.

  ANSWER: We have revised to provide the correct amounts needed for expenditures.

  Liquidity and Capital Resources, page 48

  We note your response to comment 23 of our letter dated October 18, 2010, and we reissue it in part. Your liquidity discussion should clarify your position assuming you raise less than $290,000 of new funding, which you indicate is needed to implement your business plan. Your revised disclosure should address funds needed for, for example, legal and accounting, ECS, and so forth.

  ANSWER: We have revised to clarify our position assuming we raise less than $290,000 of new funding, and address funds needed for each category of our expenditures.

  Directors and Executive Officers, page 49

  We note your response to comment 26 of our letter dated October 18, 2010, and we reissue in part. Please revise in this section, in addition to the risk factor disclosure on page nine, to clarify, if true, that Ms. Feliz Ruiz will devote approximately 15 to 30 hours to the company. Also, please revise to clarify what you mean by "her contribution to the company may be interrupted by her outside business activities." It is unclear, for example, whether "outside business activities" includes the demands of her studies in dental school.

  ANSWER: We have revised to confirm that Ms. Feliz Ruiz will devote approximately 15 to 30 hours per week to us, and that her contribution may be interrupted by her unrelated consulting and marketing business activities.

  We note your response to comment 27 of our letter dated October 18, 2010, and reissue the comment. We are unable to locate any revisions that discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Feliz Ruiz should serve as a director for the registrant, as required by Item 401(e) of Regulation S-K.

  ANSWER: We have revised to provide such disclosure, as required by Item 401(e) of Regulation S-K.

  Transactions with Related Persons. Promoters and Certain Control Persons, page 56

  We note your response to comment 29 of our letter dated October 18, 2010, and we reissue it in part. Your revised disclosure on page 54 indicates that Ms. Feliz Ruiz is your only promoter. However, your disclosure on page 56 indicates that Ms. Feliz Ruiz only obtained her shares of common stock on July 30, 2010, over one year from when Santo Pita Corporation was incorporated on July 8, 2009. With a view to disclosure, advise us who founded Santo Pita and owned the initial shares of common stock.

  ANSWER: We have revised to affirm that Ms. Feliz Ruiz has been our only promoter since the inception on July 8. 2009, and the 33,333,333 shares issued to Ms. Feliz Ruiz were the initial shares of the Company.

  Recent Sales of Unregistered Securities, page 59

  We note your response to comment 30 of our letter dated October 18, 2010. Please revise to provide the facts relied upon to make the exemption under Regulation S available for your recent sales of unregistered common stock. For example, it is unclear what facts you relied on under Rule 903 of Regulation S.

ANSWER: We have revised to provide the facts relied upon for registration exemption under Rule 903 of the Regulation S of the Securities Act.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Santo Pita Corporation

By: /s/ ROSA HABEILA FELIZ RUIZ
Rosa Habeila Feliz Ruiz
President